Exhibit 3.1

SIXTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NOVELL, INC.

1. The name of the corporation is Novell, Inc. (the “Corporation”).

2. The address of its registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4. The aggregate number of shares of stock which the Corporation shall have authority to issue is 100,000 shares of stock, divided into two classes consisting of: (i) 98,000 shares to be designated as Voting Common Stock, par value of $0.01 per share (“Voting Common Stock”) and (ii) 2,000 shares to be designated as Non-Voting Common Stock, par value of $0.01 per share (“Non-Voting Common Stock”). Each holder of Voting Common Stock shall be entitled to one (1) vote for each share of Voting Common Stock held on the record date therefor on any matter submitted to a vote of the Stockholders of the Corporation. Except as may be required by law, the holders of shares of Non-Voting Common Stock shall not be entitled to vote on any matter submitted to a vote of the stockholders of the Corporation. Except with regard to voting rights, shares of Voting Common Stock and Non-Voting Common Stock are identical in all respects.

5. The business and affairs of the Corporation shall by managed by and under the direction of the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute or this Sixth Amended and Restated Certificate of Incorporation directed or required to be exercised or done by the stockholders.

6. No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages (including, without limitation, any judgment, amount paid in settlement, fine, penalty, punitive damages, or expense of any nature including attorneys’ fees) for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 6 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

7. The Corporation reserves the right to amend, change or repeal any provision contained in this Sixth Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed herein and by statutes or laws of the State of Delaware (“Delaware Law”), and all rights conferred upon stockholders herein are granted subject to this reservation.

8. In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the DGCL or other Delaware Law, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The Corporation may in its bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

9. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

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